EXHIBIT 10.51

Description of Charter Communications, Inc.
2005 Executive Bonus Plan

Executive Officers of Charter Communication, Inc. (“Charter”) and certain other managerial and professional employees of Charter and its subsidiaries are eligible to participate in Charter’s 2005 Executive Bonus Plan. Bonuses for eligible employees for 2005 will be determined based on the extent to which Charter’s (or , if applicable, a divisional employee’s particular division’s) performance during 2005 meets or exceeds budgeted goals with respect to four performance measures. These measures, and the percentage of an employee’s bonus allocated to each measure, are Revenue (40%), Operating Cash Flow (20%), Free Cash Flow (20%) and Customer Satisfaction (20%). Customer Satisfaction will be measured against quantifiable statistics to be determined by the board of directors or compensation committee, which are expected to include items such as installation completion rate, repeat service rate for trouble calls, trouble service rate within 30 days of installation, total service rate, percent of disconnects following installation and certain call center measures.

With respect to each performance measure listed above, the eligible employee would receive 100% of the portion of his or her target bonus allocated to that performance measure if Charter’s (or such employee’s division’s) performance reaches the budgeted goal for that measure. Also, for each performance measure, the employee would receive a portion of the allocated percentage if the performance exceeds 95% of the budgeted goal, and could receive as much as 150% of the allocated percentage if the performance exceeds the applicable budgeted goal by 5%. Each employee’s target bonus is determined based on market data and position within the company. Target bonuses for executive officers range from 40% to 50% of base salary, subject to applicable employment agreements.